PAGE 1


=============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


                         COMMISSION FILE NUMBER 1-815


                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF CONSOL INC.
                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA  15241
                           (FULL TITLE OF THE PLAN)


                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE  19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


=============================================================================

                                    INDEX

            INVESTMENT PLAN FOR SALARIED EMPLOYEES OF CONSOL INC.


          Index to Financial Statements and Additional Information




                                                                      Page(s)
                                                                      -------

Report of Independent Auditors ................................          4


Financial Statements:

  Statements of Net Assets Available for Plan                          5 - 6
    Benefits at December 31, 1993 and 1992 ....................

  Statements of Changes in Net Assets Available                        7 - 10
    for Plan Benefits for the Years Ended December 31,
    1993 and 1992 .............................................

  Notes to Financial Statements ...............................       11 - 17


Additional Information:

  Schedule of Assets Held for Investment Purposes at
    December 31, 1993 (Schedule I) ............................       18 - 19

  Schedule of Reportable Transactions for the
    Year Ended December 31, 1993 (Schedule II) ................         20


                                  EXHIBITS

Exhibit
Number

  24      Consent of Independent Auditors .....................         22

                                   PAGE 3
                                  SIGNATURE





          Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Investment Plan for Salaried Employees
                                         of CONSOL Inc.
                                         (Name of Plan)

                             Date:  June 28, 1994





                                          Michael F. Nemser
                                      Vice President & Treasurer
                                             CONSOL Inc.

                                   PAGE 4
                                  SIGNATURE

                       REPORT OF INDEPENDENT AUDITORS

To the Investment Plan Committee of the
Investment Plan for Salaried Employees of CONSOL Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Investment Plan for Salaried Employees of CONSOL Inc. as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

ERNST & YOUNG
Pittsburgh, Pennsylvania
June 2, 1994

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                 OF CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1993
         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,545,989 units,
    (participants' cost $520,242), unit value $79.475 ....        $520,242

  Family of Mutual Funds, 330,174 shares
    (participants' cost $21,799), share value $70.85 .....          23,393

  Wells Fargo Asset Allocation Fund, 974,447 units
    (participants' cost $9,952), unit value $11.49 .......          11,196

  E. I. DuPont de Nemours & Company Common Stock
    2,947,128 shares (participants' cost $103,182)
    share value $48.25 ...................................         142,199

  ML Equity Index Trust CL A, 105,488 shares,
    (participants' cost $2,774), share value $28.92 ......           3,051

  ML Global Holdings Fund CL A, 309,571 shares,
    (participants' cost $3,886), share value $13.14 ......           4,068

  ML Balanced Fund for Investment & Retirement CL A,
    131,347 shares, (participants' cost $1,599), share
    value $12.33 .........................................           1,620

  ML Capital Fund CL A, 81,433 shares,
    (participants' cost $2,184), share value $27.97 ......           2,278

  ML Basic Value Fund CL A, 72,994 shares,
    (participants' cost $1,691), share value $23.37 ......           1,706

  Chrysler Corporation Common Stock, 7,828 shares
    (participants' cost $118) share value $53.25 .........             417

  Loans to participants (principal balance) ..............          16,799
                                                                  --------
      Total Investments ..................................         726,969

Receivables (including $3,301 from CONSOL) ...............           3,704

      Net Assets Available for Plan Benefits .............        $730,673
                                                                  ========
                The accompanying notes are an integral part
                      of these financial statements.

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                    OF
                                CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1992

         (Dollars In Thousands, Except for Share and Unit Amounts)



Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,283,269 units
    (participants' cost $458,253, exclusive of
    accrued interest) unit value $72.932 ................         $458,253

  Family of Mutual Funds
    (participants' cost $19,240) ........................           24,145

  Wells Fargo Asset Allocation Fund, 574,364 units
    (participants' cost $8,493) unit value $15.45 .......            8,876

  E. I. DuPont de Nemours & Company Common Stock,
    2,923,190 shares (participants' cost $97,546)
    share value $47.125 .................................          137,755

  Chrysler Corporation Common Stock, 8,620 shares
    (participants' cost $130) share value $32.00 ........              276

  Loans to participants (principal balance)                         10,081

Cash (Note 4) ...........................................              362
                                                                  --------

      Net assets available for plan benefits ............         $639,748
                                                                  ========


                The accompanying notes are an integral part
                      of these financial statements.

                                                                   PAGE 7

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1993
                                                           (Dollars in Thousands)

                                      Fixed        Family         Wells        DuPont         ML               ML           ML
                                     Income       of Mutual       Fargo         Stock    Equity Index        Global      Balanced
                                      Fund          Funds         Fund          Fund         Trust          Holdings       Fund
                                    =========    ==========     =========    ==========  ============       ========    =========

Investment income                   $ 42,626      $  1,963      $      1      $  5,140       $    -         $   224       $  188
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                          -          2,139         1,406         4,078           320            196           34
Deposits and withdrawals:
  Employee deposits                   10,417         1,045           537         5,711           107             98           62
  Employer contributions               6,351           561           275         3,431            65             48           35
  Rollover contributions              10,260           605           235           233             7            132           19
  Employee withdrawals               (25,801)         (371)         (213)       (3,480)         (170)           (29)         (12)
Transfers between investment
  options (net)                        5,183        (6,678)          107        (9,247)        2,790          3,430        1,335
Loan issues                           (6,970)         (331)         (133)       (3,519)         (115)           (61)         (66)
Loan repayments                        2,492           264            84         1,562            39             24           19
Loan interest                            558            51            21           393             8              6            6
Trust to Trust transfers              16,873             -             -           142             -              -            -
                                    _________     _________     _________     _________      ________       ________      _______
Change in net assets available
  for plan benefits for year          61,989          (752)        2,320         4,444         3,051          4,068         1,620

Net assets available for plan
  benefits at beginning of year      458,253        24,145         8,876       137,755             -              -            -
                                    _________     _________     _________     _________      ________       ________      _______
Net assets available for plan
  benefits at end of year           $520,242      $ 23,393      $ 11,196      $142,199       $ 3,051        $ 4,068       $ 1,620
                                    =========     =========     =========     =========      ========       ========      =======

The accompanying notes are an integral part of these financial statements.

Continued on next page                                   7


                                                                   PAGE 8

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1993 (Continued)
                                                           (Dollars in Thousands)

                                                                                           Cash Fund
                                         ML          ML          Chrysler                      &          Receivable
                                      Capital   Basic Value       Stock          Loan        Pending        From          Total
                                        Fund        Fund           Fund          Fund      Settlement       CONSOL      All Funds
                                      =======   ===========      ========      ========    ==========     ==========    =========
Investment income                    $   140       $   82          $   4       $ 1,172          $ -               13     $51,553
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         118            66           175             -             -              -        8,532
Deposits and withdrawals:
  Employee deposits                      141           137             -             -             -           1,724      19,979
  Employer contributions                  74            63             -             -             -           1,050      11,953
  Rollover contributions                  40           138             -             -             -              -       11,669
  Employee withdrawals                   (32)          (76)          (18)         (418)            -              -      (30,620)
Transfers between investment
  options (net)                        1,785         1,287           (20)            -          (362)            390           -
Loan issues                              (37)          (25)            -        11,257             -              -            -
Loan repayments                           42            27             -        (4,965)            -             412           -
Loan interest                              7             7             -        (1,172)            -             115           -
Trust to Trust transfers                   -             -             -           844             -              -       17,859
                                     ________      ________        ______      ________        ______         ______    _________
Change in net assets available
  for plan benefits for year           2,278         1,706           141         6,718          (362)          3,704      90,925

Net assets available for plan
  benefits at beginning of year            -             -           276        10,081           362              -      639,748
                                     ________      ________        ______      ________        ______         ______    _________
Net assets available for plan
  benefits at end of year            $ 2,278       $ 1,706         $ 417       $16,799          $ -           $3,704    $730,673
                                     ========      ========        ======      ========        ======         ======    =========

The accompanying notes are an integral part of these financial statements.

                                                                   PAGE 9

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1992
                                                           (Dollars in Thousands)


                                                                  Fixed           Family            Wells            DuPont
                                                                 Income          of Mutual          Fargo             Stock
                                                                  Fund             Funds            Fund              Fund
                                                                =========       ==========        =========        ==========
Investment income (dividends and interest)                      $ 40,004          $ 2,840           $  456         $  4,941

Net realized and unrealized appreciation
  (depreciation) of investments                                        -           (1,877)             217            3,245
Deposits and withdrawals:
  Employee deposits                                                9,881            1,335              407            6,510
  Employer contributions                                           6,133              718              203            3,770
  Rollover contributions                                           8,025                -               31               25
  Employee withdrawals                                           (27,440)            (577)            (403)          (4901)
Transfers between investment options (net)                         4,910            3,109             (603)          (7,006)
Loan issues                                                       (3,348)            (271)             (67)          (1,408)
Loan repayments                                                    1,590              210               44            1,205
Loan interest                                                        512               67               14              388
Trust to Trust transfers                                               -                -                -              341
                                                                _________         ________          _______        _________
Change in net assets available for plan benefits for year         40,267            5,554              299            7,110

Net assets available for plan benefits at beginning of year      417,986           18,591            8,577          130,645
                                                                _________         ________          _______        _________
Net assets available for plan benefits at end of year           $458,253          $24,145           $8,876         $137,755
                                                                =========         ========          =======        =========


The accompanying notes are an integral part of these financial statements.

Continued on next page                                                9

                                                                   PAGE 10

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1992 (Continued)
                                                           (Dollars in Thousands)

                                                                                Cash Fund               United
                                          Chrysler                                  &                   States
                                           Stock                Loan              Pending              Savings            Total
                                            Fund                Fund            Settlement              Bonds           All Funds
                                          ========            ========          ==========            =========         =========
Investment income                            $  5             $   981              $  123                 $ 13          $ 49,363
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                              176                   -                   -                    -             1,761
Deposits and withdrawals:
  Employee deposits                             -                   -                   -                    -            18,133
  Employer contributions                        -                   -                   -                    -            10,824
  Rollover contributions                        -                   -                   -                    -             8,081
  Employee withdrawals                         (4)               (801)               (855)                 (16)          (34,997)
Transfers between investment
  options (net)                               (13)                  -                  24                 (421)                -
Loan issues                                     -               5,145                 (49)                  (2)                -
Loan repayments                                 -              (3,180)                131                    -                 -
Loan interest                                   -                (981)                  -                    -                 -
Trust to Trust transfers                        -                   -                   -                    -               341
                                            ______            ________              ______                _____         _________
Change in net assets available
  for plan benefits for year                  164               1,164                (626)                (426)           53,506

Net assets available for plan
  benefits at beginning of year               112               8,917                 988                  426           586,242
                                            ______            ________              ______                _____         _________
Net assets available for plan
  benefits at end of year                   $ 276             $10,081               $ 362                 $  -          $639,748
                                            ======            ========              ======                =====         =========

The accompanying notes are an integral part of these financial statements.

                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF CONSOL Inc.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE INVESTMENT PLAN:


THE PLAN

         The Investment Plan for Salaried Employees of CONSOL Inc. (the "Plan") is a defined contribution plan established in 1953. The Investment Plan Committee, appointed by the Board of Directors of CONSOL Inc. ("CONSOL") administers the Plan. Salaried, operations and maintenance, and, in certain circumstances, production and maintenance employees of CONSOL and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. An eligible employee may, with certain restrictions, contribute up to 16 percent of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6 percent of base pay (as defined by the Plan). Forfeitures of company matching contributions as a result of withdrawals by nonvested employees are used to offset future company matching contributions. Contributions may be made with before-tax or after-tax dollars. Nondis-crimination rules of the Internal Revenue Code require that the average contribution rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average contribution rates of "Non-highly Compensated" employees. For the years ending December 31, 1993 and 1992, the after-tax contribution maximum including supplemental make-up deposits was 19% and the before-tax contribution maximum was 15%. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash to the Plan at any time.

         Plan participants generally become vested upon completion of five consecutive years of participation in the Plan or five cumulative years of service. Participants who retire from active service may elect to withdraw their entire account in a lump sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an irrevocable option to have their account distributed over a period of not less than 2 years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship.

         The Tax Reform Act of 1986 (the "Act") included a number of pro-visions affecting employee benefit plans that generally became effective on or after January 1, 1987. The Plan was amended effective January 1, 1987, to limit the amount of annual contributions an employee can make to his before-tax account in accordance with limits established by the Act ($8,994 in 1993 and $8,728 in 1992); to provide for separation-from-service distributions after age 55; and to modify the maximum loan amount and definition of tax-free participant loans. It is CONSOL's intention to make additional amendments to the Plan, where necessary, to comply with technical corrections and Treasury Regulations that are issued under the Act.

         Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. A participant has the right to repay the loan in full at any time without penalty.

INVESTMENT FUNDS

         The following investment funds have been established with trustees for the investment of employee savings and CONSOL's and participating employers' contributions. The nature of the investments maintained in each fund is described below:

U. S. Savings Bond Fund           United States Savings Bonds, Series EE in
                                  $100 denominations.  This fund was
                                  eliminated as of June, 1992.

Fixed Income Fund                 Investments under agreement with one or
                                  more financial institutions, including
                                  insurance companies, banks and other
                                  investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time. The fund's blended rate of return for the 12 months ending December 31, 1993 and December 31,
                                  1992 was 8.97% and 9.38%, respectively.

Family of Mutual Funds            A group of seven different mutual funds,
                                  each with its own investment objectives, offered through Fidelity Investments
                                  Institutional Operations Company.  As of
                                  January 13, 1993, these funds were
                                  transferred to similar mutual funds at
                                  Merrill Lynch with the exception of
                                  Magellan and Retirement Growth which were combined into the Magellan Fund. The
                                  Magellan Fund continues to be shown under the caption Family of Mutual Funds.

Wells Fargo Asset Allocation Fund Asset Allocation Fund with money invested by Wells Fargo Nikko Investment Advisors among stocks, bonds and cash (money market).

DuPont Common Stock Fund          Common stock of E. I. DuPont de Nemours and
                                  Company ("DuPont"). DuPont owns 50% of the stock of CONSOL Energy Inc., the parent of CONSOL.

Loan Fund                         Participant loans - amounts transferred
                                  from the United States Savings Bond Fund, the Fixed Income Fund, the Family of Mutual
                                  Funds, Merrill Lynch Mutual Funds, the
                                  DuPont Common Stock Fund and/or the Wells
                                  Fargo Asset Allocation Fund that are loaned to participants.

Merrill Lynch Mutual Funds        A group of five (5) different mutual funds
                                  each with its own investment objective
                                  offered through Merrill Lynch.

         The shares of Chrysler Corporation Common Stock are held by some CONSOL Plan participants who elected to exercise their right as Plan participants to retain the stock as of September 15, 1966. This investment option is no longer available to Plan participants.

         At December 31, 1993, Plan participants were invested in the follow-ing options (number of participants in each option): Du Pont Common Stock (3,314); Family of Mutual Funds (976); Fixed Income Fund (6,166); Wells Fargo Asset Allocation Fund (632); Merrill Lynch (ML) Global Holdings Fund (226); ML Balanced Fund (140); ML Equity Index Trust (208); ML Capital Fund (240); ML Basic Value Fund (196); Chrysler Corporation Common Stock (61) and Participant Loans (1,885). The numbers reflect participation in multiple options as permitted by the Plan.

         While CONSOL has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her individual account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         Investments are accounted for at fair value as determined by the Trustee. Investments in DuPont Common Stock Fund, Chrysler Corporation Common Stock Fund, Family of Mutual Funds and Merrill Lynch Mutual Funds (except for the Merrill Lynch Equity Index Trust) are recorded at the latest quoted price on the last business day of the Plan year. Guaranteed investment contracts and separate account portfolios maintained in the Fixed Income Fund are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Wells Fargo Asset Allocation Fund and the Merrill Lynch Equity Index Trust are recorded at the fair value of the underlying assets in the Fund as reported on the last business day of the Plan year. The fair value of loans to participants in the Loan Fund represents the outstanding principal balances of the loans.

         The cost of investments sold is determined on the basis of average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Brokerage commissions and Securities Exchange Commission fees in connection with the purchase and sale of Du Pont Common Stock and the sale of Chrysler Corporation Common Stock are added to the cost thereof or deducted from the sales proceeds derived therefrom. All other expenses of the Plan are paid by CONSOL and participating employers.

         In fiscal year 1993, December contributions were recorded on the accrual basis. In fiscal year 1992, these contributions were received by the Trust prior to closing the books and are included in the corresponding investments.

         Certain reclassifications have been made to the Plan's 1992 financial statements to conform with 1993's presentation.


NOTE 3 - INVESTMENTS

         The following presents the Plan's investments at fair value:


                                     December 31, 1993     December 31, 1992

Fixed Income (guaranteed
  investment contracts, separate
  account portfolios) ..........          $520,242              $458,253
DuPont Common Stock ............           142,199               137,755
Family of Mutual Funds .........            23,393                24,145
Wells Fargo Asset Allocation ...            11,196                 8,876
Merrill Lynch Mutual Funds .....            12,723                   -
Chrysler Common Stock ..........               417                   276
Loans to Participants ..........            16,799                10,081
Cash ...........................               -                     362

                                          --------              --------
Total Investments at Fair Value           $726,969              $639,748
                                          ========              ========


         The guaranteed investment contracts and separate account portfolios for the CONSOL Plan Fixed Income Fund consist of the following (dollars in thousands):

                                   PAGE 15

         Description                                         December 31, 1993   December 31, 1992
         -----------                                         -----------------   -----------------
Aetna Life Insurance Company--9.01%, 6/1/01 ...............      $ 26,736            $ 24,729
Aetna Life Insurance Company--9.32%, 6/1/99 ...............        30,354              27,995
Aetna Life Insurance Company--9.89%, 6/1/00 ..............         23,773              21,812
Bankers Trust--5.9%, 12/31/01 .............................        24,818                 -
Metropolitan Life Insurance Company--7.78%, 6/30/00 .......        49,667              46,231
New York Life Insurance Company--9.11%, 6/1/99 ............        30,254              27,957
New York Life Insurance Company--9.71%, 6/1/99 ............        31,002              28,491
New York Life Insurance Company--9.85%, 12/31/93 ..........           -                 3,009
Peoples Security Life Insurance Company, a member of the
  Capital Holdings Family--6.1%, 1/4/99 ...................         4,929                 -
Principal Mutual Life Insurance Company--9.10%, 6/1/99 ....        29,287              27,065
Principal Mutual Life Insurance Company--9.50%, 6/1/98 ....        43,046              44,040
Provident National Assurance Company--9.52%, 6/30/95 ......         3,629               5,905
Prudential Insurance Company of America--7.02%, 7/01/98 ...        47,237              33,147
Prudential Insurance Company of America--8.87%, 7/01/98 ...        46,217                 -
Prudential Insurance Company of America--9.22%, 6/1/01 ....           -                42,742
Prudential Insurance Company of America--9.66%, 6/1/98 ....        43,368              44,305
Prudential Insurance Company of America--9.96%, 6/1/98 ....        43,995              44,822
                                                                                          -
Prudential Insurance Company of America--10.59%, 6/30/93 ..           -                 1,401
The Travelers Insurance Companies--9.66%, 6/01/00 .........        22,620              20,798
                                                                                          -
The Travelers Insurance Companies--10.13%, 12/31/94 .......         2,380               4,361
Scudder Institutional Fund ................................           -                 9,443
                                                                 --------            --------
  Total Investment in Fixed Income                               $503,312            $458,253
  Short Term Investments                                           16,930                -___

  TOTAL INVESTMENT                                               $520,242            $458,253
                                                                 ========            ========

         Participants investing in the Fixed Income Fund, Wells Fargo Asset
Allocation Fund and the Merrill Lynch Equity Index Trust are assigned units at the time of investment based on the net asset value per unit.  The following table presents the number of units outstanding and related net asset value per unit at each month-end.
                                                       Wells Fargo              Merrill Lynch
                         Fixed Income Fund        Asset Allocation Fund      Equity Index Trust_
                        Units           Unit        Units         Unit        Units         Unit
                     Outstanding       Value      Outstanding    Value     Outstanding     Value
January 31, 1993      6,285,318       $73.478      894,479       $10.13      119,864      $26.58
February 28, 1993     6,261,148        73.973      940,947        10.42      120,509       26.93
March 31, 1993        6,262,337        74.524      898,566        10.49      110,788       27.49
April 30, 1993        6,357,985        75.061      877,242        10.47      110,017       26.82
May 31, 1993          6,375,794        75.617      900,906        10.61      110,248       27.53
June 30, 1993         6,338,210        76.160      861,581        10.89      110,270       27.60
July 31, 1993         6,350,816        76.712      869,193        11.00      108,219       27.48
August 31, 1993       6,329,520        77.267      878,891        11.43      108,219       28.52
September 30, 1993    6,316,158        77.806      896,471        11.39      107,793       28.29
October 31, 1993      6,506,124        78.366      914,814        11.56      103,017       28.87
November 30, 1993     6,504,056        78.910      927,559        11.39      104,725       28.58
December 31, 1993     6,545,989        79.475      974,447        11.49      105,488       28.92

         Prior to January 1, 1993, the DuPont Common Stock Fund, Wells Fargo Asset Allocation Fund and Fixed Income Fund investment options provided by the Plan were available to participants in the Thrift Plan for Employees of Conoco Inc. (the "Conoco Plan") administered by Conoco, a wholly-owned subsidiary of DuPont. Accordingly, the investments in these funds by participants in the Plan and the Conoco Plan were commingled by the common Trustee (Wilmington Trust Company) for the plans. Participation in the funds by the plans is summarized below at December 31, 1992 (dollars in thousands):


                                            NUMBER OF       VALUE OF
                                              UNITS        FUND ASSETS

Commingled funds as of December 31, 1992:
  DuPont Common Stock Fund:
    Conoco Plan                              5,346,150     $  251,937
    CONSOL Plan                              2,923,190        137,755

                                             8,269,340     $  389,692
                                            =========      ==========

  Fixed Income Fund:
    Conoco Plan                             19,682,682     $1,435,503
    CONSOL Plan                              6,283,269        458,253

                                            25,965,951     $1,893,756
                                            ==========     ==========

  Wells Fargo Asset Allocation Fund:
    Conoco Plan                              2,567,797     $   39,681
    CONSOL Plan                                574,364          8,876

                                             3,142,161     $   48,557
                                            ==========     ==========

Effective January 1, 1993, the Plan assets were maintained separately by Merrill Lynch.


NOTE 4 - CASH

         Prior to January, 1993, the Plan provided authorization for the Trustee to invest cash in an overnight interest-bearing account awaiting investment in one of the Plan options or distribution to Plan participants. In accordance with the terms of the Plan, the resultant interest income earned on such investments was credited equally on a quarterly basis to each active participant's account without regard to balances, contributions or length of participation and was invested in accordance with the participant's most recent investment direction.

NOTE 5 - INCOME TAXES STATUS

         The Plan received a favorable determination letter with respect to the 1987 amended plan from the Internal Revenue Service. Since that time, the Plan has been amended to reflect changes required by the Tax Reform Act of 1986. Management believes the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under Section 501(a).

         Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, before-tax employee deposits or accrued income until distributions or withdrawals are made.


NOTE 6 - CHANGE OF TRUSTEE AND RECORDKEEPER

         Effective January, 1993 the recordkeeping of the Investment Plan was transferred to Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Concurrently with this move, Merrill Lynch became the Trustee for the Fixed Income, Family of Mutual Funds, Wells Fargo Asset Allocation, DuPont Common Stock, Loan and the Merrill Lynch Mutual Funds. The Family of Mutual Funds at Fidelity Investments Institutional Operations Company (Fidelity) were transferred to similar mutual funds at Merrill Lynch with the exception of the Magellan and Retirement Growth Funds which were combined into the Magellan Fund.


NOTE 7 - WELLS FARGO CONVERSION

         In November, 1992 the Plan's position in the Wells Fargo Three Way Asset Allocation Fund was converted from Monthly (U. S. Tactical Asset Allocation Fund) to Daily (U. S. Tactical Asset Allocation Fund E). This conversion resulted in a change of the base unit value to $10 per share with a relative change in shares held to ensure no gain or loss for participants. The conversion was necessary to allow daily trading of the Wells Fargo Fund.


NOTE 8 - ISLAND CREEK ACQUISITION

         On July 1, 1993 CONSOL acquired Island Creek Coal, Inc. (Island Creek) from a subsidiary of Occidental Petroleum Company. Island Creek active employees participating in the Occidental Petroleum Corporation Savings Plan were given the opportunity to make a one-time election for a trust-to-trust transfer of their account to the Investment Plan for Salaried Employees of CONSOL Inc. The trust-to-trust transfer included $16,522 which was invested in the Fixed Income Fund and $852 of outstanding participants' loans.

                                                 PAGE 18
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             DECEMBER 31, 1993
                                          (Dollars in Thousands)
- - --------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
- - --------------------------------------------------------------------------------------------------------

E. I. DuPont de Nemours & Company           Common Stock                        $ 103,182      $ 142,199
                                                                                =========      =========

Chrysler Corporation                        Common Stock                        $     118      $     417
                                                                                =========      =========
Family of Mutual Funds                      Fidelity Magellan Fund              $  21,799      $  23,393
                                                                                =========      =========

Merrill Lynch Funds                         Equity Index Trust                  $   2,774       $  3,051
                                            Global Holdings Fund                    3,886          4,068
                                            Balanced Fund                           1,599          1,620
                                            Capital Fund                            2,184          2,278
                                            Basic Value Fund                        1,691          1,706
                                                                                $  12,134      $  12,723
                                                                                =========      =========

Aetna Life Insurance Company                GIC<Fa>, 9.01%, 6/1/01                             $  26,736
                                            GIC<Fa>, 9.32%, 6/1/99                                30,354
                                            GIC<Fa>, 9.89%, 6/1/00                                23,773
Banker's Trust                              SYNGIC<Fa>, 5.9%, 12/31/01                            24,818
Metropolitan Life Insurance Company         SAGIC<Fa>, 7.78%, 6/30/00                             49,667
New York Life Insurance Company             GIC<Fa>, 9.11%, 6/1/99                                30,254
                                            GIC<Fa>, 9.71%, 6/1/99                                31,002
Peoples Security Life Insurance Company     SYNGIC<Fa>, 6.1%, 1/4/99                               4,929
Principal Mutual Life Insurance Company     GIC<Fa>, 9.10%, 6/1/99                                29,287
                                            GIC<Fa>, 9.50%, 6/1/98                                43,046
Provident National Assurance Company        GIC<Fa>, 9.52%, 6/30/95                                3,629
Prudential Insurance Company of
   America                                  SAGIC<Fa>, 7.02%, 7/1/98                              47,237
                                            SAGIC<Fa>, 8.87%, 7/1/98                              46,217
                                            GIC<Fa>, 9.66%, 6/1/98                                43,368
                                            GIC<Fa>, 9.96%, 6/1/98                                43,995
The Travelers Insurance Companies           GIC<Fa>, 9.66%, 6/01/00                               22,620
                                            GIC<Fa>, 10.13%, 12/31/94                              2,380
Short Term Investments                                                                            16,930
                                                                                                ________
                                                 Total                          $ 520,242      $ 520,242
                                                                                =========      =========

                                                 PAGE 19
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                                             DECEMBER 31, 1993
                                          (Dollars in Thousands)

- - --------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
- - --------------------------------------------------------------------------------------------------------

Wells Fargo Company                         Wells Fargo Asset Allocation Fund   $   9,952      $  11,196
                                                                                =========      =========
Plan Participants                           Loans                               $  16,799      $  16,799
                                                                                =========      =========




















________________________________________________________________________________________________________

<Fa>- GIC    = Guaranteed Investment Contract
    - SAGIC  = Separate Account Guaranteed Investment Contract
    - SYNGIC = Synthetic Guaranteed Investment Contract


                                                       PAGE 20
                                                                                                             SCHEDULE II
                                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                   OF CONSOL INC.

                                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            YEAR ENDED DECEMBER 31, 1993
                                               (Dollars in Thousands)
________________________________________________________________________________________________________________________
                                                                                  Expense            Current Value  Net
                                                                                 Incurred      Cost   of Asset on  Gain
Identity of            Description              Purchase     Selling    Lease      with         of    Transaction   or
Party Involved         of Security                Price       Price    Rental   Transaction    Asset     Date      Loss
____________________   _____________________    ________    ________   ______   ___________  ________ ___________  _____
Category (iii)--
series of transactions
in excess of 5 percent
 of plan assets

Merrill Lynch          ML Government Fund       $243,493    $      0    $  0        $ 0      $243,493  $243,493   $    0
Merrill Lynch          ML Government Fund              0     214,771       0          0       214,771   214,771        0

Bankers Trust Company  Policy #B93607            146,715           0       0          0       146,715   146,715        0
Bankers Trust Company  Policy #B93607                  0      45,231       0          0        45,231    45,231        0

Prudential Insurance   Prudential GA7408          79,414           0       0          0        79,414    79,414        0
 Company of America
Prudential Insurance   Prudential GA7408               0      28,326       0          0        28,326    28,326        0
 Company of America

Scudder                Scudder Institutional       7,639           0       0          0         7,639     7,639        0
                       Fund
Scudder                Scudder Institutional           0      39,085       0          0        39,085    39,085        0
                       Fund

Merrill Lynch          E.I. DuPont de Nemours     23,637           0       0          0        23,637    23,637        0
                       & Company Stock Fund<FA>
Merrill Lynch          E.I. DuPont de Nemours          0      23,197       0
                       & Company Stock Fund<FA>

<FA> Note - All funds except for the DuPont Stock Fund represent transactions for the Conoco & Consol Plans on a commingled basis.

There were no category (i), (ii) or (iv) reportable transactions during 1993.

                               EXHIBIT INDEX



     Exhibit
      Number                  Description
     -------                  -----------


       24           Consent of Independent Auditors

                                  SIGNATURE
                                                               Exhibit 24

                       CONSENT OF INDEPENDENT AUDITORS




          We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-26216) of E. I. du Pont de Nemours and Company of our report dated June 2, 1994 appearing on Page 4 of the Investment Plan for Salaried Employees of CONSOL Inc. Annual Report on this Form 11-K for the year ended December 31, 1993.






ERNST & YOUNG
Pittsburgh, Pennsylvania
June 27, 1994





























                                      22